# SOLICITATION/CONTRACT/ORDER FOR COMMERCIAL ITEMS
## OFFEROR TO COMPLETE BLOCKS 12, 17, 23, 24, & 30

| | |
|---|---|
| 1. REQUISITION NUMBER | PAGE 1 OF 3 |

| 2. CONTRACT NO. | 3. AWARD/EFFECTIVE DATE | 4. ORDER NUMBER | 5. SOLICITATION NUMBER | 6. SOLICITATION ISSUE DATE |
|---|---|---|---|---|
| DE-AP91-04WR01109 | 6/4/04 | | | |

**7. FOR SOLICITATION INFORMATION CALL:**

| a. NAME | b. TELEPHONE NUMBER (No collect calls) | 8. OFFER DUE DATE/ LOCAL TIME |
|---|---|---|
| | | |

| 9. ISSUED BY | CODE | 10. THIS ACQUISITON IS | 11. DELIVERY FOR FOB DESTINATION UNLESS BLOCK IS MARKED | 12. DISCOUNT TERMS |
|---|---|---|---|---|

**9. ISSUED BY** CODE

U.S. Department of Energy
NPOSR-CUW
907 N. Poplar, Suite 150
Casper WY 82601

**10. THIS ACQUISITON IS**
[X] UNRESTRICTED
[ ] SET ASIDE: % FOR
  [ ] SMALL BUSINESS
  [ ] HUBZONE SMALL BUSINESS
[ ] 8(A)
NAICS:
SIZE STANDARD:

**11. DELIVERY FOR FOB DESTINATION UNLESS BLOCK IS MARKED**
[ ] SEE SCHEDULE

**12. DISCOUNT TERMS** Net 30

[ ] 13a. THIS CONTRACT IS A RATED ORDER UNDER DPAS (15 CFR 700)
13b. RATING

**14. METHOD OF SOLICITATION**
[X] RFQ  [ ] IFB  [ ] RFP

| 15. DELIVER TO | CODE | 16. ADMINISTERED BY | CODE |
|---|---|---|---|
| See Block 9 | | See Block 9 | |

| 17a. CONTRACTOR/ OFFEROR | CODE | FACILITY CODE | 18a. PAYMENT WILL BE MADE BY | CODE |
|---|---|---|---|---|

Verdisys
25025 I-45 North, Suite 525
The Woodlands TX 77380
TELEPHONE NO. 281-364-6999

**18a. PAYMENT WILL BE MADE BY** CODE
U.S. Department of Energy
Oak Ridge Operations Office
Oak Ridge Financial Services Center
P.O. Box 4937
Oak Ridge TN 37831

[ ] 17b. CHECK IF REMITTANCE IS DIFFERENT AND PUT SUCH ADDRESS IN OFFER

18b. SUBMIT INVOICES TO ADDRESS SHOWN IN BLOCK 18a UNLESS BLOCK BELOW IS CHECKED [ ] SEE ADDENDUM

| 19. ITEM NO. | 20. SCHEDULE OF SUPPLIES/SERVICES | 21. QUANTITY | 22. UNIT | 23. UNIT PRICE | 24. AMOUNT |
|---|---|---|---|---|---|
| 001 | Drill 4 lateral @ 2 Shannon Wells, IAW Scope of Work | 2 | EA | $70,000.00 | $140,000.00 |
| 002 | Mobilization/Demobilization | 1 | EA | $17,500.00 | $17,500.00 |

(Use Reverse and/or Attach Additional Sheets as Necessary)

| 25. ACCOUNTING AND APPROPRIATION DATA | 26. TOTAL AWARD AMOUNT (For Govt. Use Only) |
|---|---|
| | $157,500.00 |

[X] 27a. SOLICITATION INCORPORATES BY REFERENCE FAR 52.212-1, 52.212-4. FAR 52.212-3 AND 52.212-5 ARE ATTACHED. ADDENDA [ ] ARE [X] ARE NOT ATTACHED

[X] 27b. CONTRACT/PURCHASE ORDER INCORPORATES BY REFERENCE FAR 52.212-4. FAR 52.212-5 IS ATTACHED. ADDENDA [ ] ARE [X] ARE NOT ATTACHED

[X] 28. CONTRACTOR IS REQUIRED TO SIGN THIS DOCUMENT AND RETURN 2 COPIES TO ISSUING OFFICE. CONTRACTOR AGREES TO FURNISH AND DELIVER ALL ITEMS SET FORTH OR OTHERWISE IDENTIFIED ABOVE AND ON ANY ADDITIONAL SHEETS SUBJECT TO THE TERMS AND CONDITIONS SPECIFIED HEREIN.

[ ] 29. AWARD OF CONTRACT: REF. _____ OFFER DATED _____. YOUR OFFER ON SOLICITATION (BLOCK 5), INCLUDING ANY ADDITIONS OR CHANGES WHICH ARE SET FORTH HEREIN, IS ACCEPTED AS TO ITEMS:

| 30a. SIGNATURE OF OFFEROR/CONTRACTOR | 31a. UNITED STATES OF AMERICA (SIGNATURE OF CONTRACTING OFFICER) |
|---|---|
| *(signed)* | *(signed)* |

| 30b. NAME AND TITLE OF SIGNER (Type or print) | 30c. DATE SIGNED | 31b. NAME OF CONTRACTING OFFICER (Type or print) | 31c. DATE SIGNED |
|---|---|---|---|
| DAVID M. ADAMS | 6/17/04 | Neil Haugland | 6/21/04 |

AUTHORIZED FOR LOCAL REPRODUCTION
PREVIOUS EDITION IS NOT USABLE

STANDARD FORM 1449 (REV. 4/2002)
Prescribed by GSA - FAR (48 CFR) 53.212

RECEIVED JUN 28 2004



Solutions For Energy Production Enhancement

Verdisys

March 01, 2004

Mr. Cecil Foote
Department of Energy
907 N Poplar, Ste 150
Casper, WY 82601

Re: **LETTER OF INTENT** - RADIAL DRILLING OPTIMIZATION SERVICES
Shannon Sandstone

Dear Cecil:

This letter is to confirm your intent to contract with Verdisys, Inc. to provide radial drilling optimization for the following work scope in your field development penetrating the Shannon Sandstone.

Work Scope: Two wells to be determined by the DoE within pilot project commencing in three to six weeks. Verdisys will jet four laterals up to 300' in length per depth interval in two horizons (8 laterals per well) to a measured depth not to exceed 6,000'.

Verdisys to provide:
- Verdisys Lateral Drilling Unit with crew
- Verdisys lateral drilling equipment
- Fuel and consumables for Verdisys unit

DoE to provide:
- Pulling unit
- Wireline/logging unit
- Tubing string set at depth
- Lubricator (if required)
- Jetting fluid plus specialty additives

Rate schedule:

| | |
|---|---|
| • Per-Well Rate | - $35,000 (4 laterals @ 1 horizon)<br>- $2,500 per each additional lateral<br>- $1,000 per hour standby (>2 hrs/occur.) |
| • Mobilization/demobilization | - $17,500 (roundtrip) |
| • Field Engineer (if requested) | - $800 / day plus expenses (at cost) |
| • 3rd party equipment/services provided at cost plus 15% | |

A master service contract is attached for your consideration. We look forward to a mutually successful project that will lead to a continued business relationship between our companies. Should you have any questions, please do not hesitate to contact us.

Sincerely,

David Adams
President and COO
Attachment

Accepted By: [signature]
Date: 4/14/4